UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 6)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

QUANTA SERVICES, INC.

(Name of Subject Company (Issuer) and Filing Person)

Options to Purchase Common Stock, par value $.00001 per share,

Having an Exercise Price of $10.00 or More

(Title of Class of Securities)

74762E 10 2

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Dana A. Gordon

Vice President, General Counsel and Secretary

Quanta Services, Inc.

1360 Post Oak Blvd., Suite 2100

Houston, Texas 77056

(713) 629-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

Eric A. Blumrosen

Gardere Wynne Sewell LLP

1000 Louisiana, Suite 3400

Houston, Texas 77002-5007

(713) 276-5500

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $1,175. Filing party: Quanta Services, Inc. Form or Registration No.: 005-54689. Date filed: January 21, 2003.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

INTRODUCTION

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “Commission”) on January 21, 2003 by Quanta Services, Inc. (the “Company”), as previously amended by Amendment No. 1 to Schedule TO (“Amendment No. 1”) filed with the Commission on February 7, 2003 by the Company and Amendment No. 2 to Schedule TO (“Amendment No. 2”) filed with the Commission on February 12, 2003 by the Company and Amendment No. 3 to Schedule TO (“Amendment No. 3”) filed with the Commission on February 18, 2003 by the Company and Amendment No. 4 to Schedule TO (“Amendment No. 4”) filed with the Commission on February 19, 2003 by the Company and Amendment No. 5 to Schedule TO (“Amendment No. 5”) filed with the Commission on February 24, 2003 by the Company. Capitalized terms used and not defined in this Amendment have the meanings given to those terms in the Schedule TO, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and their respective exhibits.

ITEM 4.

Item 4 of the Schedule TO, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, is hereby amended and supplemented as follows:

On February 24, 2003, the Company announced that the stock option exchange offer has been extended and now will expire at 5:00 P.M., Central Standard Time, on Monday, March 10, 2003, unless the offer is further extended. Accordingly, each reference to the expiration date contained in the Offer to Exchange, Letter of Transmittal and any other communications sent to eligible option holders now means 5:00 P.M., Central Standard Time, Monday, March 10, 2003.

ITEM 12.

Item 12 is hereby amended and supplemented as follows to add Exhibits (a)(8) and (a)(9) filed herewith:

(a)(1)*	Offer to Exchange, dated January 21, 2003.

(a)(2)*	Form of Letter of Transmittal.

(a)(3)*	Form of Letter to Holders.

(a)(4)*

Pages 29 through 57 of the Quanta Services, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002, incorporated herein by reference.

(a)(5)*

Pages 1 through 12 of the Quanta Services, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002, incorporated herein by reference.

(a)(6)*	Letter to Eligible Option Holders, dated February 7, 2003.

(a)(7)*	Transcript of conference call with eligible participants, held on February 17, 2003.

(a)(8)	Press Release, dated February 24, 2003.

(a)(9)	Letter to Eligible Option Holders, dated February 25, 2003.

(b)	Not applicable.

(d)(1)*

Quanta Services, Inc. 2001 Stock Incentive Plan (amending and restating the 1997 Stock Option Plan), filed as Exhibit 10.22 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, and incorporated herein by reference.

(d)(2)*

Amendment No. 1 to Quanta Services, Inc. 2001 Stock Incentive Plan, filed as Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.

(d)(3)*	Amendment No. 2 to Quanta Services, Inc. 2001 Stock Incentive Plan.

(d)(4)*	Amendment No. 3 to Quanta Services, Inc. 2001 Stock Incentive Plan.

(d)(5)*	Representative Sample of Restricted Stock Award Agreement (included as Schedule B to Exhibit (a)(1) and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

QUANTA SERVICES, INC.

By:	/s/ DANA A. GORDON
Dana A. Gordon Vice President, General Counsel and Secretary

Dated: February 25, 2003

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

(a)(1)*	Offer to Exchange, dated January 21, 2003.

(a)(2)*	Form of Letter of Transmittal.

(a)(3)*	Form of Letter to Holders.

(a)(4)*

Pages 29 through 57 of the Quanta Services, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002, incorporated herein by reference.

(a)(5)*

Pages 1 through 12 of the Quanta Services, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002, incorporated herein by reference.

(a)(6)*	Letter to Eligible Option Holders, dated February 7, 2003.

(a)(7)*	Transcript of conference call with eligible participants, held on February 17, 2003.

(a)(8)	Press Release, dated February 24, 2003.

(a)(9)	Letter to Eligible Option Holders, dated February 25, 2003.

(b)	Not applicable.

(d)(1)*

Quanta Services, Inc. 2001 Stock Incentive Plan (amending and restating the 1997 Stock Option Plan), filed as Exhibit 10.22 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, and incorporated herein by reference.

(d)(2)*

Amendment No. 1 to Quanta Services, Inc. 2001 Stock Incentive Plan, filed as Exhibit 10.15 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference.

(d)(3)*	Amendment No. 2 to Quanta Services, Inc. 2001 Stock Incentive Plan.

(d)(4)*	Amendment No. 3 to Quanta Services, Inc. 2001 Stock Incentive Plan.

(d)(5)*	Representative Sample of Restricted Stock Award Agreement (included as Schedule B to Exhibit (a)(1) and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.